April 13, 2016

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Reata Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 22, 2016
File No. 333-208843

Ladies and Gentlemen:

Set forth below are the responses of Reata Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2016 (the “Comment Letter”), with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-208843, filed with the Commission on March 22, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 3 to Registration Statement (“Amendment No. 3”) through EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 3 marked to show all revisions made since the filing of the Registration Statement.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-12

1.	We acknowledge your response to prior comment one and the revised disclosures included in your MD&A. Please revise your accounting policy discussion applicable to your restricted stock sales and related shareholder loans to disclose the policy described in your response. Your disclosure should quantify the recourse and non-recourse loan amounts that remain outstanding and should clarify and substantiate your accounting as applicable. Please assure that all transactions involving the restricted stock sales and the related shareholder loans during the periods presented are adequately discussed.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosures on pages F-13, F-14, F-25 and F-26 accordingly.

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If you have any questions with respect to the foregoing, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

Reata Pharmaceuticals, Inc.

By:	/s/ Jason D. Wilson
Name:	Jason D. Wilson
Title:	Chief Financial Officer

Enclosures

cc:	Suzanne Hayes, U.S. Securities and Exchange Commission

Michael D. Wortley, Reata Pharmaceuticals, Inc.

Robert L. Kimball, Vinson & Elkins L.L.P.

Edwin M. O’Connor, Goodwin Procter LLP